Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Conditions Are Not Warranted

Verizon / MCI Transaction

Competitive benefits and absence of harms make conditions on the transaction unnecessary.

Customers nationwide, and enterprise customers in particular, will benefit from the creation of a strong new competitor formed by the combination of Verizon and MCI. Additionally, the public interest will be clearly served by the increased investment in the nation’s critical infrastructure made possible by this transaction, and from the creation of the nation’s most advanced broadband platform, capable of delivering next-generation multimedia services in markets across the country.

This transaction will not impair competition in any relevant market.

Verizon and MCI have highly complementary network assets and core competencies. This transaction will promote customer benefits from immediate efficiencies and long-term innovations that neither company could likely achieve on its own. The evolving communications landscape shows a growing number of significant market participants, proving that competition will continue. Therefore, conditions on the transaction are unnecessary to protect consumers or competition.

Sufficient regulatory safeguards are already in place.

Existing regulatory safeguards have effectively prevented anti-competitive behavior. In the absence of any competitive harm, there is no basis for regulatory conditions on the transaction. Policy makers should not distort the market by imposing additional transaction conditions that, by definition, fail to reach all competitors.

The enterprise market will remain highly competitive.

The enterprise segment has long been recognized as one of the most competitive and least concentrated sectors of the communications market.

Indeed, when considering the full set of domestic service providers (such as AT&T, Sprint, Qwest, XO, Level 3, IBM, EDS, Accenture, Northrop Grumman, and Lockheed Martin) and the many global telecommunications providers (such as British Telecom, Deutsche Telekom, COLT, Equant, KPN Telecom, and NTT), Verizon and MCI’s combined share of enterprise revenues would be no more than 16-22 percent – a portion less than the combined share of AT&T/SBC. Thus, the Verizon/MCI transaction will not harm competition for enterprise customers.

There is no significant overlap of Verizon and MCI’s facilities.

Verizon primarily operates a dense local network and a major wireless network. MCI operates an expansive national and international wireline network and large Internet backbone. In 39 groupings of contiguous wire-center areas, Verizon and MCI have overlapping fiber networks. Notably, however:

•	There are more than 90 different fiber suppliers in these areas.

•	In 92 percent of these areas, there are two or more suppliers in addition to Verizon and MCI.

•	These wire centers are served by an average of nearly six competitors.

Therefore, even after this transaction these areas will still have access to other competitive fiber networks (including AT&T, Sprint, Level 3, Time Warner Telecom, NEON, Global Crossing, TelCove, and XO/Allegiance), as well as non-traditional providers such as affiliates of electric utilities and cable companies. The existence of strong competitors and multiple facilities in these areas is direct evidence that the Verizon/MCI transaction will not constrain competition.

Mass market competition will not be harmed.

The rapid growth of intermodal competition — fueled by new technologies – has reshaped the industry. In fact, MCI independently concluded that its mass market business is in a “continuing and irreversible decline.” These facts demonstrate that the transaction will not harm competition for mass market customers.

The most significant competition for mass market customers today is coming from facilities-based intermodal competitors, such as cable and wireless companies. Customers increasingly view them as viable alternatives to wireline telephone service. For example:

•	Cable telephony is now available in 40 percent of U.S. homes, including more than 23 million homes in the Verizon service areas.

•	An estimated 7 to 8 percent of wireless users have no wireline phone, displacing an estimated 11 million lines, and making up roughly 30 percent of all voice traffic.

•	One research firm estimates that 10 percent of all U.S. households will be using VoIP telephony alone by 2009.

To meet this competition, Verizon already has begun construction of new broadband fiber networks to homes and businesses and is moving ahead with new Internet and wireless services.

The combination of Verizon and MCI will create just the kind of strong, national facilities-based competitor that public policy has long sought. It will deliver the significant public interest benefits that go with such competition.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on June 2, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on June 2, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.